United States securities and exchange commission logo





                             November 16, 2020

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Hedosophia Holdings Corp. III
       317 University Ave, Suite 200
       Palo Alto, California 94301

                                                        Re: Social Capital
Hedosophia Holdings Corp. III
                                                            Registration
Statement on Form S-4
                                                            Filed October 20,
2020
                                                            File No. 333-249558

       Dear Mr. Palihapitiya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 20, 2020

       Cover Page

   1.                                                   Please expand your
cover page to disclose the dual class stock structure.
       Questions and Answers for Shareholders of SCH, page viii

   2. Address and highlight early in this section the changes in voting power and equity stake of current SCH public
stockholders as a result of the Business Combination. Make similar changes to the Summary.
We note current Clover shareholders will hold 68% of the equity and 95% of the voting
power in the combined entity.
 Chamath Palihapitiya
FirstName LastNameChamath    Palihapitiya
Social Capital Hedosophia Holdings Corp. III
Comapany 16,
November   NameSocial
               2020    Capital Hedosophia Holdings Corp. III
November
Page 2    16, 2020 Page 2
FirstName LastName
Will the Company obtain new financing in connection with the Business Combination?, page xiii

3. We note that you plan to issue shares of Clover Health Class A Common Stock to the
         PIPE Investors. Please tell us what exemption from the Securities Act you are relying upon and the facts supporting your use of the exemption.
Prospectus Summary, page 1

4. Please specifically explain your repeated use of the term "Obvious" as used to describe your Medicare Advantage plans, when you first use the term in the Summary, on page 1.
5. Please include the basis for the statement on page 1 that you "have the highest membership growth rate among Medicare Advantage plans in the United States" or advise. Please also provide us with the basis for the statement on page 1 that your plans are "highly affordable," or revise to state this is your belief.
6. Please summarize the most significant risk factors in your summary on page 22, for example, Clover's net losses, the concentration of 98% of Clover's business in two metropolitan areas; Clover's international outsourcing; lack of a third party valuation for the Business Combination; conflicts of interest of the Sponsor and SCH's officers and directors; dilution; and litigation risk.
7. Please provide a graphic illustration of the ownership structure before and after the
         Business Combination including voting power and equity stakes. Ownership of Clover Health following Business Combination, page 11

8. Expand to address here or in a separate subsection the dual class stock structure and implied voting power for the SCH public stockholders as compared to the other categories of stockholders.
Interests of SCH   s Directors and Executive Officers in the Business
Combination, page 15

9. Please also quantify here, and where similar disclosure appears in the main section, the value or amount of:
             the 10,933,333 private placement warrants purchased by the Sponsor that will expire if the transaction is not completed;
             Mr. Palihapitiya   s indirect economic interest in the Business
Combination pursuant to
             his affiliation with the entity that made a passive investment in Clover in 2015 in the amount of $500,000 and its participation in the PIPE Investment as a Sponsor Related
             PIPE Investor in connection with the Business Combination;
             any out-of-pocket expenses to be reimbursed to the Sponsor, officers, directors or affiliates. We note disclosure on page 317 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection
             with activities on SCH   s behalf.
 Chamath Palihapitiya
FirstName LastNameChamath    Palihapitiya
Social Capital Hedosophia Holdings Corp. III
Comapany 16,
November   NameSocial
               2020    Capital Hedosophia Holdings Corp. III
November
Page 3    16, 2020 Page 3
FirstName LastName
Interests of Clover   s Directors and Officers in the Business Combination,
page 19

10. Please quantify the total value of each category of interests of insiders in the business combination and provide full details in the main cross-referenced sections.
Selected Historical Financial Information of SCH, page 23

11. Please revise here, and on page 24 (Selected Historical Financial Information of Clover),
         to include historical book value per share amounts. Refer to Item 301 of Regulation S-K and the guidance in Part I (Item 3 and the related instructions) of Form S-4.
Background to the Business Combination, page 122

12. We note the statement that this merger was "the result of an extensive search for a potential transaction using the network, investing and operating experience of our
         management team, including our board of directors," and that "SCH   s
management team
         evaluated over 300 potential business combination targets, made contact with representatives of more than 50 such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 13 such potential business combination targets." We also note that meetings to consider a business combination began on May 1, 2020 and soon thereafter, on June
3,
         negotiations with Clover seem to have begun to the exclusion of any other target considerations, as your disclosure focuses on Clover and provides no disclosure on other specific targets considered in your "extensive search." Please reconcile and briefly revise or expand to clarify the time periods and extent of consideration of other targets identified and considered in your search and briefly the reasons they were eliminated as candidates.
13. Please expand disclosures to clarify how specifically SCH management determined the enterprise value of Clover to conclude that $3.2 billion and then $3.5 billion were fair valuations.
Projected Financial Information, page 141

14. Your disclosure on Clover's internally prepared projections includes cautionary language regarding significant uncertainties and contingencies, and that the projections do not take in to account circumstances or events occurring after they were prepared. Please disclose whether Clover's management believes the projections were prepared on a reasonable
         basis reflecting management   s currently available information.
U.S. Federal Income Tax Considerations, page 198

15. We note your statement in the first paragraph that your disclosure is a summary of material federal income tax considerations of the domestication and we note from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(4) tax opinion provided by you should state clearly the tax
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. III
November 16, 2020
Page 4
         consequences and not merely provide a summary. Please file a tax opinion and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(4) of Regulation S-K,to Securities Act Release
         No. 33-6900 and Section III of Staff Legal Bulletin No. 19.
16. We note your disclosure that it is intended that the Domestication qualify as an F
         Reorganization. Please revise to address the material federal income tax consequences of the transaction and state clearly whether the domestication will qualify as an F
         Reorganization or advise why you cannot provide such a statement. Also, investors are entitled to rely on your tax disclosure. Please revise to remove inferences that they may not rely on such disclosure such as the statement at the top of page 199 that the disclosure is for informational purposes only.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Shares of Clover Common Stock, page 216

17. Please revise to disclose how the assumed exchange ratios were determined under both
         Scenario I and II.
Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30,
2020, page 217

18. Please revise pro forma notes 6(b) and 6(e) to separately disclose the estimated costs for each of the services to be performed or incurred for both Clover and SCH to be paid upon the closing of the business combination.
19. Please revise pro forma Note 6(i) to provide information which shows how the preferred stock shares convert into the common stock and reconcile to the pro forma adjustments disclosed in the pro forma balance sheet at June 30, 2020.
FirstName LastNameChamath Palihapitiya
20. Please revise pro forma Note 6(j) to provide information which shows how the conversion
Comapany    NameSocial
       of Clover   s       Capital
                   preferred     Hedosophia
                              stock          Holdings
                                    and comment  stock Corp.  III equates to
the pro forma
                                                       warrants
       adjustment
November   16, 2020made
                     Pagein4the pro forma balance sheet as of June 30, 2020. FirstName LastName
 Chamath Palihapitiya
FirstName LastNameChamath    Palihapitiya
Social Capital Hedosophia Holdings Corp. III
Comapany 16,
November   NameSocial
               2020    Capital Hedosophia Holdings Corp. III
November
Page 5    16, 2020 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance